

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Alvin Rhoney
Chief Financial Officer
Four Star Holdings, Inc.
100 Four Star Lane
Odenville, AL 35120

> **Re: Four Star Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 7, 2010**
> **File No. 000-53439**

Dear Mr. Rhoney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant

1. It appears that the Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2. Please revise the third paragraph of your filing to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding dismissal, there were any disagreements with the former accountant. You should specify the "subsequent interim period" as the "interim period through June 28, 2010".

3. Please revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal. In detail, supplementally describe the nature of each reportable event and the

amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

4.   We note that the 10-Q for the quarterly period ended March 31, 2010 was filed on May 17, 2010 without the review of an independent and registered certified public accounting firm which is required under Rule 10(d) of Regulation S-X. Therefore, please immediately file an amended 10-Q for the quarterly period ended March 31, 2010 that includes the following disclosures:

   a.   Identify the report as deficient;
   b.   Label the columns of the financial statements as "not reviewed"; and
   c.   Describe how the registrant will remedy the deficiency.

5.   Please tell us whether you have reconsidered, in accordance with Items 307 and 308 of Regulation S-K, the adequacy of your previous assertions in your Form 10-Q for the quarterly period ended March 31, 2010 regarding your disclosure controls and procedures and your assessment of internal control over financial reporting, in light of the fact that you filed the 10-Q without labeling the filing as not reviewed.

6.   We note that you engaged Labrozzi & Co., PA on June 30, 2010. However, it doesn't appear that the firm is registered with the PCAOB under that name, nor does the firm appear to have a current license with the state under that name. Please clarify and/or confirm how your newly engaged accounting firm is registered with the PCAOB and that the firm has a current and valid license to practice in his principal place of residence in accordance with Rule 2-01 of Regulation S-X.

7.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant